April 27, 2012

Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          Norman Cay Development, Inc.
Form 10-Q for the quarter ended January 31, 2012
Filed March 14, 2012
Form 8-K dated January 23, 2012
Filed January 30, 2012
Response letter dated March 5, 2012
File No. 333-167284

Dear Mr. Koduri,

Please be advised that we have recently retained Sichenzia Ross Friedman Ference LLP as our new corporate counsel. Accordingly, they will be assisting the Company in responding to comments contained in the staff letter (the “Staff Letter”), dated April 4, 2012.

As a result of the change in corporate counsel, we need additional time to complete responses to the Staff Letter. Therefore, we respectfully request a two-week extension to submit responses to the Staff Letter by May 11, 2012.

Very truly yours,

NORMAN CAY DEVELOPMENT, INC.

/s/ Dean Huge
By: Dean Huge
Title:  Chief Financial Officer